UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission File Number: 000-30406

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTHTRONICS, INC. AND SUBSIDIARIES 401 (k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTHTRONICS, INC.
1301 Capital of Texas Highway Suite 200B
AUSTIN, TEXAS 78746

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits, December 31, 2006 and 2005

Statements of Changes in Net Assets Available for Benefits, Years Ended December
     31, 2006 and 2005

Notes to Financial Statements

Supplemental Schedule- Assets Held for Investment Purposes at
     End of Year, December 31, 2006

Signatures

Page 1 2 3 4 10 11

[Letterhead of PMB Helin Donovan]

Report of Independent Registered Public Accounting Firm

To The Plan Administrator
HealthTronics, Inc. & Subsidiaries 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the HealthTronics, Inc. & Subsidiaries 401(k) Plan (“the Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year (December 31, 2006), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s Administrator. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB HELIN DONOVAN

Austin, Texas
July 12, 2007

HEALTHTRONICS, INC & SUBSIDIARIES 401 (k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2006 and 2005

	December 31,
	2006	2005
ASSETS
Cash	$261,645	$--
Investments, at fair value
Collective trust funds, at fair value	15,420,698	19,856,280
HealthTronics, Inc., at fair value	1,199,239	1,714,798
Loans to participants, at contract value	314,653	469,340
Cash	--

Total investments	16,934,590	22,040,418
Receivables
Employer contributions	424,558	564,256
Participants contributions	59,659	185,492

Total receivables	484,217	749,748

TOTAL ASSETS	17,680,452	22,790,166

LIABILITIES

Benefits payable	(261,645)	--

NET ASSETS AVAILABLE FOR BENEFITS	$17,418,807	$22,790,166

See accompanying notes and independent auditors' report.

HEALTHTRONICS, INC & SUBSIDIARIES 401 (k) PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Years Ended December 31, 2006 and 2005

	Years Ended December 31,
	2006	2005
ADDITIONS:
Additions to net assets attributable to:
Investment income
Net appreciation in fair value of investments	$1,565,222	$851,996
Interest and dividends	27,404	29,768

Total investment income	1,592,626	881,764

Contributions
Cash:
Participants	2,032,413	2,114,160
Rollover	19,738	213,994
Transfers in	--	3,519,512

Total contributions	2,052,151	5,847,666

Non-cash:
Employer stock	424,558	564,256

Total contributions	2,476,709	6,411,922

TOTAL ADDITIONS	4,069,335	7,293,686

DEDUCTIONS:
Deductions from net assets attributable to:
Benefits paid to participants	9,141,896	4,600,606
Administrative expenses	298,798	298,819

Total deductions	9,440,694	4,899,425

Net increase (decrease) in net assets	(5,371,359)	2,394,261

Net Assets Available for Benefits:
BEGINNING OF YEAR	22,790,166	20,395,905

END OF YEAR	$17,418,807	22,790,166

See accompanying notes and independent auditors' report.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN

The following description of the HealthTronics, Inc. & Subsidiaries (“Company”) 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution profit-sharing plan with 401(k) option covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Each year, participants may contribute up to 100% of their eligible compensation or the maximum amount allowed by law (currently $15,000 for 2006) of pretax annual compensation, as defined in the Plan. This Plan also allows for catch-up contributions for participants over 50 years of age. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 13 collective trust funds and a Company stock fund as investment options for participants. The Company may elect to make a matching contribution equal to a discretionary percentage of the employee’s deferral contributions at the option of the Company’s Board of Directors. The Company’s matching contribution is made in company stock.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts may be used to reduce future Company contributions.

Participant Loans
Participants may borrow from their fund account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the market rate as of the date of the loan. All Plan loans must be repaid in 5 years, except those that are used for the purchase of a principal residence in which case the loan can be extended for 30 years. In most cases repayment of the loan will be made ratably through after-tax payroll deductions.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN (Continued)

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their account plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years (previously was six years) of credited service summarized as follows:

Number of Completed Years of Service	Vesting Percentage
Less than 1 year 1 years, less than 2 years 2 years, less than 3 years 3 years, less than 4 years 4 years, less than 5 years 5 years or more	0% 20% 40% 60% 80% 100%

Payment of Benefits
Benefits become available to participants on the earliest of four events: (1) termination of employment, (2) death of the participant (benefits are payable to the participants spouse or beneficiary), (3) retirement of the participant, or (4) disability of the participant.

Upon termination of employment, benefits are paid in a lump sum if the participant’s vested account balance is less than $1,000. If the participant’s account balance exceeds $1,000, the participant may choose to keep the funds in the Plan, request a direct rollover to another qualified plan, or take a lump sum distribution.

On termination of service due to death prior to retirement, 100% of the Company contributions become immediately vested. The account balance may be paid to the participant’s spouse or beneficiary in a lump sum.

On termination of service due to retirement after age 65, 100% of the Company contributions become immediately vested. The account balance may be paid to the participant in a lump sum or periodic installments. However, should a participant reach age 65 and not elect to terminate employment, the participant can take an in-service distribution from the vested account balance.

If the participant becomes disabled and is eligible for Social Security disability benefits, or is determined disabled by a physician selected by the Plan Administrator, the full value of the participant’s account becomes 100% vested. Distributions are only available if the participant terminates with the Employer.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN (Continued)

Forfeited Accounts
The outstanding balance of forfeited non-vested contributions totaled $310,658 and $293,942 at December 31, 2006 and 2005, respectively. Forfeitures may be used to reduce future expenses or contributions to be paid by the Company. For the years ended December 31, 2006 and 2005, approximately $32,000 and $43,000, respectively, were used to offset employer contributions and expenses.

Distributions During Employment
As a general rule, participant’s contributions will remain in the Plan as long as the participant remains employed by the Company. The Plan does provide exceptions to this rule for withdrawals of the participant’s contributions under certain circumstances (subject to the satisfaction of the Plan Administrator) that include the following:

• • • •	Medical expenses, Purchase of a principal residence, Post secondary education for participant or their dependents, To prevent eviction from or foreclosure on the participant’s principal residence.

Plan Expenses
In accordance with Plan provisions, the Company incurs most of the costs associated with the Plan. Employees of the Company perform certain administrative functions with no compensation from the Plan. The Plan pays administrative expenses as reflected in the accompanying financial statements. During 2006 and 2005, the Company paid approximately $32,000 each year for administrative fees.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Collective trust funds are valued based on the market value of the underlying securities. Shares of he Company’s common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when the distribution has been authorized and the participants’ investments have been converted into cash and cash equivalents. At December 31, 2006, the Plan had benefits payable of $261,645.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contributions
Contributions from the participants’ and employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan Administrator.

NOTE C—NONPARTICIPANT-DIRECTED INVESTMENTS

The Company’s matching contributions are made in Company stock (which is publicly traded under the symbol HTRN on the NASDAQ market). At December 31, 2006 and 2005, the Plan had a receivable from the Company in the amount of $424,558 and $564,256, respectively., which represents the Company’s cost basis in shares acquired for contribution to the Plan. In February 2007 and 2006, the Company contributed 45,169 and 58,516 shares, respectively, of its common stock in payment of that receivable. Those shares had a fair market value of $301,277 and $447,647 on December 31, 2006 and 2005, respectively.

Once the employer matching contribution is made, the participant has authority to direct their portion of the Company stock. Participants direct all of their investments. There are no non participant-directed investments at December 31, 2006 and 2005.

NOTE D—INVESTMENTS (UNAUDITED)

The following presents investments that are 5% or more of the Plan’s net assets at December 31, 2006 and 2005:

	December 31,
Collective Trust Funds, at Fair Value	2006	2005
S&P 500 Index Portfolio	$1,401,868	$1,635,992
GIC Portfolio	$4,021,739	$5,839,932
Balanced Portfolio	$1,025,417	$1,262,529
International Growth Portfolio	$1,391,088	$1,546,488
Large Company Value Portfolio	$1,948,049	$1,966,176
Intermediate Fixed Income Portfolio	$1,160,974	$1,256,001
Large Company Domestic Growth Portfolio	$1,703,745	$2,719,383
Small Company Value Portfolio	$912,191	$1,438,915

Employer Stock
HealthTronics, Inc. common stock (HTRN)	$1,199,239	$1,714,798

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE D—INVESTMENTS (UNAUDITED) (Continued)

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,565,222 and $851,996, respectively, as follows:

Investment Type	2006	2005

Collective trust and mutual funds	$1,835,365	$1,152,457
HTRN common stock	(270,143)	(300,461)

Total	$1,565,222	$851,996

The primary Plan investments are collective trust funds, which apply an investment management fee to the assets. The fee was $298,798 and $298,819 for 2006 and 2005, respectively, and was included as administration expenses on the accompanying statements of changes in net assets available for benefits. These fees are charged to the individual participants account balances based on each participants share of the collective trust funds fees incurred. These fees are comparable to mutual fund expense fees that are typically deducted from the mutual funds prior to determination of the funds return.

NOTE E—RELATED PARTY TRANSACTIONS

The Plan invests in shares of collective trust funds managed by UBS Fiduciary Trust Company. (“UBS”), formerly known as PW Trust. UBS acts as Trustee for only those investments defined by the Plan. UBS is an affiliate of UBS/Paine Webber. Transactions in such investments qualify as party-in-interest transactions, and are exempt from the prohibited transaction rules.

NOTE F—RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

There were no reconciling items between the net assets available for plan benefits per the financial statements at December 31, 2006 and 2005 to Schedule H of the Form 5500. There were also no reconciling items between the benefits paid to participants per the financial statements for the years ended December 31, 2006 and 2005 and Schedule H of Form 5500.

NOTE G—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE H—TAX STATUS

The plan obtained its latest determination letter, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s third party administrator believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan’s financial statements.

NOTE I—FIDELITY BOND

The plan was covered by a $2,000,000 fidelity bond during 2006 and 2005.

NOTE J—PLAN MERGERS

There were no assets transferred into the plan as a result of mergers in 2006.

In June 2005, the net assets of the Healthtronics Surgical Services Plan (“HSS Plan”) totaling $3,519,512 were transferred into the Plan as a result of a merger of the HSS Plan and the Plan.

The net assets transferred have been recorded as such in the accompanying Statements of Changes in Net Assets Available for Benefits.

NOTE K—PARTIAL PLAN TERMINATION

On August 1, 2006 HealthTronics, Inc. announced the sale of the Specialty Vehicles division to OshKosh Truck Corp. The sale of the Specialty Vehicles division resulted in a partial plan termination of the Plan in which affected participants became 100% vested.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN Supplemental Schedule-Assets Held for Investment Purposes at End of Year December 31, 2006 (Unaudited)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Collective Trust Funds
	UBS Trust Company Funds
*	Mid-Cap Growth Portfolio	51,654 Shares	**	$550,120
*	Mid-Cap Value Portfolio	13,131 Shares	**	566,225
*	Small Company Growth Portfolio	3,860 Shares	**	378,594
*	Small Company Value Portfolio	26,229 Shares	**	912,191
*	Fixed Income Index Portfolio	10,039 Shares	**	156,333
*	S&P 500 Index Portfolio	77,426 Shares	**	1,401,868
*	Large Company Domestic Growth Portfolio	320,554 Shares	**	1,703,745
*	GIC Portfolio	117,540 Shares	**	4,021,739
*	Intermediate Fixed Income Portfolio	35,682 Shares	**	1,160,974
*	Balanced Portfolio	20,661 Shares	**	1,025,417
*	International Growth Portfolio	67,957 Shares	**	1,391,088
*	Large Company Value Portfolio	24,321 Shares	**	1,948,049
*	International Value Portfolio	8,345 Shares	**	204,355

				15,420,698

	Employer Stock
*	HealthTronics, Inc. common stock (NASDAQ-HTRN)	224,616 shares	**	1,199,239

*	Participant Loans	5.00% to 10.50%		314,653

		Total Investments Held for Investment Purposes		$16,934,590

*	Party in Interest
**	Self-Directed Investment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTHTRONICS, INC. AND SUBSIDIARIES 401 (K) PLAN
By: Plan Administrator of the HealthTronics, Inc. and Subsidiaries 401(K) Plan

Date: July 16, 2007	By: /s/ Ross A. Goolsby Ross A. Goolsby Plan Administrator